Exhibit 4(kk)

PROTECTIVE LIFE INSURANCE COMPANY         [ P. O. BOX 1928 BIRMINGHAM, ALABAMA 35282-8238 ]

ENDORSEMENT TO LIMIT THE MARKET VALUE ADJUSTMENT

We are amending the Contract and (if applicable) the Certificate to which this endorsement is attached. This endorsement:

a)               limits the amount the market value adjustment (“MVA”) will reduce the proceeds you receive from a partial or full surrender; and,

b)              establishes a minimum for interest rates we will declare for future guarantee periods.

On and after the Endorsement Date, we will waive any portion of a market value adjustment that would reduce the Surrender Value by more than the Excess Interest applied to the Contract as of the withdrawal date. “Excess Interest” is defined as interest credited in excess of the amount that would be earned on the Annuity Deposit at an annual effective rate of 1.00%.

On and after the Endorsement Date, we will not declare a Guaranteed Interest Rate for any future Guarantee Period that is less than 1.00%.

For the sole purpose of calculating the MVA on and after the Endorsement Date, the meaning of “Annuity Deposit” in the “DEFINITIONS” section of your Contract is revised to be: Account Value at the close of business on the Endorsement Date, or the amount applied to establish any Subsequent Guarantee Period thereafter. “Account Value” does not include any Surrender Charge or MVA that would otherwise apply on the Endorsement Date. The market value adjustment will never reduce the Contract’s aggregate surrender value to be less than the Annuity Deposit.

The terms and conditions of this endorsement supersede any conflicting provision in the Contract. Contract provisions not expressly modified by this rider remain in full force and effect. Specifically:

1. Your Interest Guarantee Period(s) and Guaranteed Interest Rate(s) are unchanged and remain in effect through the end of the current Guarantee Period(s).

2. The MVA formula and the components determined when your current Guarantee Period(s) were established remain in effect. A Guarantee Period continues to be measured from the date on which it was originally established, and its scheduled end date has not changed.

3.                Penalty free interest withdrawals continue to be equal to the interest credited during the prior Contract Year. Contract Years continue to be measured from your original Contract Effective Date.

4.                The limit on the MVA that can reduce your Surrender Value does not apply to a market value adjustment that would increase your Surrender Value. You will continue to receive the full benefit of Treasury Rate changes that increase your proceeds from a partial or full surrender.

IPD-2096	[ 08/20 ]

There is no charge or cost to you for this additional benefit.

Signed for the Company and made a part of the Contract as of  the Endorsement Date.

PROTECTIVE LIFE INSURANCE COMPANY

/s/ Steve M. Callaway
Steve M. Callaway, Secretary